        THIS DOCUMENT IS A COPY OF THE SCHEDULE 13G FILED ON FEBRUARY 14, 1996 PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION.

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934

                             (Amendment No._____)*

                          THE PROVIDENCE JOURNAL COMPANY
                                (Name of Issuer)

                     Class A Common Stock, $1.00 Par Value
                     Class B Common Stock, $1.00 Par Value
                        (Title of Classes of Securities)

                                 Not Applicable
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO.         N/A                                                Page 2 of 5
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Murray S. Danforth, III

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a)    [ ]
                 [ ]

3         SEC USE ONLY

4         CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States Citizen

                    5           SOLE VOTING POWER

                                      2,248 shares of Class A Common Stock
                                      2,112 shares of Class B Common Stock
      NUMBER
    OF SHARES       6           SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                         180 shares of Class A Common Stock
       EACH                           196 shares of Class B Common Stock
     REPORTING
      PERSON        7           SOLE DISPOSITIVE POWER
       WITH
                                      2,248 shares of Class A Common Stock
                                      2,112 shares of Class B Common Stock

                    8           SHARED DISPOSITIVE POWER

                                      180 shares of Class A Common Stock
                                      196 shares of Class B Common Stock

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    2,428 shares of Class A Common Stock*
                    2,308 shares of Class B Common Stock*

          *The reporting person hereby disclaims beneficial ownership as to 1,130 shares of Class A Common Stock and 1,246 shares of Class B Common Stock.

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                    [  ]

11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                    6.3% of Class A Common Stock
                    4.9% of Class B Common Stock

12        TYPE OF REPORTING PERSON
                    IN
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Murray S. Danforth, III                                              Page 3 of 5
Schedule 13G



       Item 1

               (a)      Name of Issuer:  The Providence Journal Company

               (b) Address of Issuer's Principal Executive Offices: 75 Fountain Street, Providence, RI 02902

       Item 2

               (a)      Name of Person Filing:  Murray S. Danforth, III

               (b)      Address of Principal Business Office or, if none,
                        Residence: c/o Manasett Corporation, 127 Dorrance Street, Providence, RI 02903

               (c)      Citizenship:  United States Citizen

               (d) Title of Classes of Securities: Class A Common Stock, $1.00 par value; Class B Common Stock, $1.00 par value

               (e)      CUSIP Number:  Not Applicable

       Item 3  (a)      Not Applicable

       Item 4           Ownership

               (a) Amount beneficially owned: 2,428 shares of Class A Common Stock and 2,308 shares of Class B Common Stock. The reporting person hereby disclaims beneficial ownership as to 1,130 shares of Class A Common Stock and 1,246 shares of Class B Common Stock.

               (b) Percent of Class: 6.3% of Class A Common Stock and 4.9% of Class B Common Stock
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Murray S. Danforth, III                                              Page 4 of 5
Schedule 13G



            (c)         Number of shares as to which reporting person has:

                        (i)     sole power to vote or to direct the vote:
                                2,248 shares of Class A Common Stock and 2,112 shares of Class B Common Stock

                        (ii)    shared power to vote or to direct the vote:
                                180 shares of Class A Common Stock and 196 shares of Class B Common Stock

                        (iii) sole power to dispose or to direct the disposition: 2,248 shares of Class A Common Stock and 2,112 shares of Class B Common Stock

                        (iv) shared power to dispose or to direct the disposition: 180 shares of Class A Common Stock and 196 shares of Class B Common Stock


       Item 5           Ownership of Five Percent or Less of a Class:
                        Not Applicable

       Item 6 Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

       Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable

       Item 8           Identification and Classification of Members of the
                        Group:  Not Applicable

       Item 9           Notice of Dissolution of Group:  Not Applicable

       Item 10          Certification:  Not Applicable
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Murray S. Danforth, III                                              Page 5 of 5
Schedule 13G



       After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.




Date:  12 Feb 1996                            /s/ Murray S. Danforth, III
     ---------------------             -----------------------------------------
                                                 Murray S. Danforth, III